INGERSOLL-RAND U.S. HOLDCO, INC.
800-E Beaty Street
Davidson, NC 28036

December 30, 2019

VIA EDGAR AND FEDEX

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Kathleen Krebs and Edwin Kim
Division of Corporate Finance
Office of Technology

Re:	Ingersoll-Rand U.S. HoldCo, Inc.
Amendment No. 1 to Draft Registration Statement on Form 10
Submitted December 9, 2019
CIK No. 0001788414

Dear Ms. Krebs and Mr. Kim:

On behalf of Ingersoll-Rand U.S. HoldCo, Inc., a Delaware corporation (the “Company”), we filed in electronic form the accompanying Registration Statement on Form 10 for the Company’s common stock (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”) on December 30, 2019.

The Registration Statement reflects the responses of the Company and Gardner Denver Holdings, Inc. (“Gardner Denver”) to comments received in a letter from the Staff of the Commission (the “Staff”), dated December 23, 2019 (the “Comment Letter”), and the inclusion of certain other information in order to comply with requirements under the Commission’s rules and regulations. The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, set forth below are the Staff’s comments followed by the Company’s responses thereto and also provided are hard copies of the Registration Statement, marked to show changes from Amendment No. 1 to the Company’s confidential submission of the Draft Registration Statement on Form 10 submitted with the Commission on December 9, 2019. All references to page numbers in our responses are to the pages of the information statement filed as Exhibit 99.1 (the “Information Statement”) to the Registration Statement.

Securities and Exchange Commission
Division of Corporation Finance
December 30, 2019

The Company respectfully submits the following as its responses to the Staff:

Amendment No. 1 to Draft Registration Statement on Form 10

Exhibit 99.1 - Proxy Statement/Prospectus-Information Statement

Exclusive Forum, page 136

1.
We note your response to prior comment 6 regarding Garden Denver's exclusive forum provision. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware, or another state court sitting in the State of Delaware if the Court of Chancery dismisses such action for lack of subject matter jurisdiction, as the exclusive forum for certain litigation, including any “derivative action.” We note from your revised disclosure that this provision applies to actions made under the federal securities laws. Please note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Please revise your disclosure to clarify, if true, that the company does not intend for the exclusive forum provision to apply to Exchange Act claims. If this provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.

We acknowledge the Staff’s comment and have revised the disclosure on pages 46 and 136 to clarify that Section 27 creates exclusive federal jurisdiction over all suits related thereto. Gardner Denver expects to include disclosure comparable to this revised exclusive forum discussion in the description of its capital stock that is required to be filed as an exhibit to Form 10-K pursuant to Item 202(a) of Regulation S-K, beginning with its Annual Report on Form 10-K for the fiscal year ended December 31, 2019.

Management's Discussion and Analysis of Financial Condition and Results of Operations of

Ingersoll Rand Industrial Business

The Separation and Separation Costs, page 164

2.	Please clarify if there are any expected fees and expenses to be incurred in connection with the separation or merger transactions.

We acknowledge the Staff’s comment and have revised the disclosure on page 169. Ingersoll Rand plc expects to incur transaction costs ranging from $150 million to $200 million related to separation activities. However, transaction costs related to separation activities have not been included in the Ingersoll Rand Industrial Business financial statements as they are not indicative of the costs of doing business for the Ingersoll Rand Industrial Business and were incurred for the benefit of and will be funded entirely by Ingersoll Rand plc.

Securities and Exchange Commission
Division of Corporation Finance
December 30, 2019

Results of Operations, page 167

3.
We note your response to prior comment 7 and your revised disclosure. In light of the fact that management uses volume/product mix to explain changes to operating income/margin, please explain any underlying material changes in sales of specific equipment and services as well as related costs.

We acknowledge the Staff’s comment and have revised the disclosure on page 171, 172, 173 and 175 to include discussion around shifts in equipment sales compared to service and parts sales as it affects Cost of goods sold and Operating income/margin. We also considered whether there were any material changes in sales of specific equipment and services and concluded there were no material changes in the periods presented.

Note 2: Ingersoll Rand's acquisition of PFS
Pro Forma Adjustments, page 189

4.	Please revise your discussion of adjustments (d) and (m) to include a quantified breakdown of the historic carrying values and adjustment amounts of the acquired intangible assets.

We acknowledge the Staff’s comment and have revised the disclosure supporting adjustment (d) on page 194 and adjustment (m) on page 195 to include a quantified breakdown of the historic carrying values and adjustment amounts of the acquired intangible assets.

We note that the amortization of the acquired intangibles is less than the historical amortization recognized by PFS due to the following:

•
PFS amortized its intangibles assets using an accelerated amortization method over a longer life rather than the straight-line method over a shorter life which is used by both Ingersoll-Rand and Gardner Denver. Ingersoll Rand determined that the straight-line method is appropriate given the expected pattern in which the economic benefits of the assets are consumed.

•
PFS historically amortized intangible assets recorded for certain of its trademarks over an average of 20 years. Based on consideration of qualitative and quantitative factors, Ingersoll-Rand determined the long standing trademarks acquired are appropriately classified as indefinite-lived intangible assets in accordance with ASC 350-30-35-4.

Securities and Exchange Commission
Division of Corporation Finance
December 30, 2019

Note 8: Adjustments to Pro Forma Combined Statements of Operations, page 196

5.
Please revise your discussion of adjustments (a) and (d) to include a quantified breakdown of the historic carrying values and adjustment amounts of the acquired fixed and intangible assets, respectively.

We acknowledge the Staff’s comment and have revised the disclosures on page 201 to include the carrying values and estimated fair value adjustment by fixed asset class and page 203 to include the carrying values and estimated fair value adjustment by acquired intangible asset class.

6.	Please revise your discussion of adjustment (f) to clarify how the blended statutory income tax rate of 24.5% was determined and is factually supportable.

We acknowledge the Staff’s comment and have revised the disclosure on page 203.

Material U.S. Federal Income Tax Consequences of the Transactions, page 202

7.
We note your response to prior comment 18 and your revised disclosure. When you file the tax opinions as exhibits, further revise your disclosure so that it states you have received tax opinions from the named counsel and the material tax consequences described reflect the opinions you have already received rather than the opinions that you will receive as a condition to closing.

We acknowledge the Staff’s comment and have revised the disclosure on pages 207, 209 and 210.

* * *

If you have any questions regarding these responses and the Registration Statement, please do not hesitate to contact the undersigned at (704) 990-3348 or John C. Kennedy of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3025.

Sincerely,

/s/ Sara Walden Brown

Sara Walden Brown
Assistant Secretary of Ingersoll-Rand U.S. Holdco, Inc.
Vice President, Deputy General Counsel—Corporate Finance, Securities and Corporate Law, of Ingersoll-Rand plc

cc:	John C. Kennedy
Steven J. Williams
Patricia Vaz de Almeida
Paul, Weiss, Rifkind, Wharton & Garrison LLP